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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MOVE, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
62458M108
(CUSIP Number)
November 2, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	62458M108	Page	2	of	10

1	NAMES OF REPORTING PERSONS: TCS CAPITAL INVESTMENTS, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	CAYMAN ISLANDS

	5	SOLE VOTING POWER:

NUMBER OF		8,209,249

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,209,249

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,209,249

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	62458M108	Page	3	of	10

1	NAMES OF REPORTING PERSONS: TCS CAPITAL GP, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DELAWARE

	5	SOLE VOTING POWER:

NUMBER OF		13,309,303

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		13,309,303

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	13,309,303

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	62458M108	Page	4	of	10

1	NAMES OF REPORTING PERSONS: ERIC SEMLER

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	5	SOLE VOTING POWER:

NUMBER OF		13,406,803

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		13,406,803

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	13,406,803

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

Item 1(a)	Name of Issuer:

Move, Inc. (the “Issuer”)

Item 1(b)	Address of the Issuer’s Principal Executive Offices:

30700 Russell Ranch Road, Westlake Village, California 91362

Item 2(a)	Name of Person Filing:
The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	TCS Capital Investments, L.P. (“TCS Capital Investments”);

ii)	TCS Capital GP, LLC (“TCS Capital GP”); and

iii)	Eric Semler (“Mr. Semler”).
This Statement relates to Shares (as defined herein) held for the accounts of TCS Capital Investments, TCS Capital, LP, a Delaware limited partnership (“TCS Capital”), TCS Capital II, LP, a Delaware limited partnership (“TCS Capital II”), and TCS Select, LP, a Delaware limited partnership (“TCS Select”).
TCS Capital GP is the general partner of each of TCS Capital Investments, TCS Capital and TCS Capital II. TCS Select GP, LLC, a Delaware limited liability company, is the general partner of TCS Select. In his capacity as the managing member of each of TCS Capital GP and TCS Select GP, LLC, Mr. Semler may be deemed to have investment discretion over, and may be deemed to be the beneficial owner of, securities held for the accounts of TCS Capital Investments, TCS Capital, TCS Capital II and TCS Select.

Item 2(b)	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, Suite 1504, New York, NY 10019.

Item 2(c)	Citizenship:

1)	TCS Capital Investments is a Cayman Islands exempted limited partnership;

2)	TCS Capital GP is a Delaware limited liability company; and

3)	Mr. Eric Semler is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Shares”).

Item 2(e)	CUSIP Number:

62458M108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:
i) As of November 6, 2006, TCS Capital Investments may be deemed to be the beneficial owner of 8,209,249 Shares.
ii) As of November 6, 2006, TCS Capital, GP may be deemed to be the beneficial owner of 13,309,303 Shares. This number consists of (A) 8,209,249 Shares held for the account of TCS Capital Investments, (B) 705,202 Shares held for the account of TCS Capital, and (C) 4,394,852 Shares held for the account of TCS Capital II.
iii) As of November 6, 2006, Mr. Semler may be deemed to be the beneficial owner of 13,406,803 Shares. This number consists of (A) 8,209,249 Shares held for the account of TCS Capital Investments, (B) 705,202 Shares held for the account of TCS Capital, and (C) 4,394,852 Shares held for the account of TCS Capital II, and (D) 97,500 Shares held for the account of TCS Select.

Item 4(b)	Percent of Class:
i) The number of Shares TCS Capital Investments may be deemed to beneficially own constitutes approximately 5.4% of the total number of Shares outstanding. (Based upon information provided by the Issuer in its most recently-filed Form 10-K/A on October 18, 2006, the number of Shares outstanding was 152,278,935 as of September 30, 2006.)
ii) The number of Shares TCS Capital GP may be deemed to beneficially own constitutes approximately 8.7% of the total number of Shares outstanding.
iii) The number of Shares Mr. Semler may be deemed to beneficially own constitutes approximately 8.8% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which such person has:

TCS Capital Investments
(i)	Sole power to vote or direct the vote	8,209,249
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	8,209,249
(iv)	Shared power to dispose or to direct the disposition of	0

TCS Capital GP
(i)	Sole power to vote or direct the vote	13,309,303
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	13,309,303
(iv)	Shared power to dispose or to direct the disposition of	0

Mr. Semler
(i)	Sole power to vote or direct the vote	13,406,803
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	13,406,803
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 6, 2006	TCS Capital Investments, L.P.

By: TCS Capital GP, LLC, general partner

	By:	/s/ Eric Semler

	Name:	Eric Semler
	Title:	Managing Member

Date: November 6, 2006	TCS CAPITAL GP, LLC

	By:	/s/ Eric Semler

	Name:	Eric Semler
	Title:	Managing Member

Date: November 6, 2006	ERIC SEMLER

	By:	/s/ Eric Semler

EXHIBIT INDEX
A.	Joint Filing Agreement, dated as of November 6, 2006, by and between Mr. Eric Semler, TCS Capital GP, LLC, and TCS Capital Investments, L.P..